Exhibit 3.1
AMENDMENT TO THE BYLAWS OF
ISABELLA BANK CORPORATION
The Amended and Restated Bylaws of Isabella Bank Corporation (f/k/a IBT Bancorp, Inc.) are hereby amended effective January 1, 2010, as follows:
1.	All references to “IBT Bancorp, Inc.” are hereby replaced with “Isabella Bank Corporation”, the current name of the corporation.

2.	The first paragraph of Article III, Section 1, is amended to read as follows:

Section 1. Number of Directors. The management of the business and affairs of the corporation shall be vested in a Board of not less than five (5) who shall hold office for the term for which they are elected, or until their successor or successors are elected and qualified, or until their resignation, death or removal. At each annual meeting, before proceeding with the election of directors, the Board of Directors shall designate the number of directors, based on the foregoing limitations, that are to be elected for the ensuing year. The board of directors may increase or decrease the number of directors so designated, also based on the foregoing limitations, at any meeting called for that purpose. Notwithstanding the foregoing, at all times a majority of the members of the Board of Directors shall consist of individuals who are not employees of the corporation or any affiliated entity. Moreover, a minimum of five (5) directors shall be “independent directors” as defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules. The Board of Directors may fill any vacancy that occurs in the Board by death, resignation or otherwise, including a vacancy resulting from an increase in the number of directors; however, when a vacancy reduces the membership of the Board to less than five (5) in number, the remaining directors shall forthwith fill such vacancy in order to maintain a Board of at least five (5) directors.

3.	All references to “NASD Rule 4200(a)(15)” are hereby replaced with “Rule 5605(a)(2) of the NASDAQ Marketplace Rules”.